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                              PRUDENTIAL MUNICIPAL
                                  SERIES FUND
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                      (CONNECTICUT MONEY MARKET SERIES AND
                       MASSACHUSETTS MONEY MARKET SERIES)

                       Supplement Dated November 3, 2000
                       Prospectus Dated November 3, 2000

  The Board of Trustees of Prudential Municipal Series Fund (the Fund) has approved a proposal to exchange the assets and liabilities of each of the Connecticut Money Market Series and Massachusetts Money Market Series (each individually, a Series, and collectively, the Series) of the Fund for shares of Prudential Tax-Free Money Fund, Inc. (Tax-Free Money Fund). Shares of each Series would be exchanged at net asset value for Class A shares of equivalent value of Tax-Free Money Fund.

  The transfer has been approved with respect to each Series by the Trustees of the Fund and by the Board of Directors of Tax-Free Money Fund and is subject to approval by the shareholders of each Series. The shareholders' meeting with respect to each Series is anticipated to be rescheduled from its previous date of December 2000. The new date that a proxy statement/prospectus relating to the transactions will be mailed to each Series' shareholders is anticipated to be determined by the Board of Trustees of the Fund at their next regularly scheduled Board Meeting in November, 2000.

  Under the terms of the proposal, shareholders of the Series would become shareholders of Tax-Free Money Fund. Due to the nature of each Series, the Tax-Free Money Fund and their respective portfolios, it is unclear whether the proposed transfers will qualify as tax-free reorganizations for federal tax purposes. However, it is anticipated that there will be no significant federal tax consequences to either Series' shareholders as a result of the proposed transfers. No sales charges would be imposed on the proposed transfers.

MF2000C9
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  As of August 24, 2000, the Fund no longer accepts orders to purchase or exchange into shares of any class, except for (1) shareholders who have elected to reinvest dividends and/or distributions, (2) current shareholders participating in automatic investment plans and (3) purchases made through the Autosweep or Advantage Account Program or any other money market sweep program. The current exchange privilege of obtaining shares of other Prudential Mutual Funds and the current redemption rights will remain in effect until the transactions are consummated.

  The investment objective of Tax-Free Money Fund is to seek the highest level of current income that is exempt from federal income taxes, consistent with liquidity and the preservation of capital.